

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 25, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.50% Perpetual Subordinated Notes (and the subordinated guarantee related thereto) of Brookfield Finance I (UK) plc, guaranteed by Brookfield Asset Management Inc., under the Exchange Act of 1934.

Sincerely,

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